Filed pursuant to General Instruction II.L of Form F-10:

File No. 333-244364

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated August 11, 2020 to which it relates, as amended or supplemented, and each document incorporated by reference or deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of TFI International Inc. at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone: (514) 331-4113 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 11, 2020

New Issue	August 12, 2020

TFI INTERNATIONAL INC.

US $190,300,000

4,400,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) together with the amended and restated short form base shelf prospectus dated August 11, 2020 (the “Prospectus”) qualifies the distribution (the “Offering”) by TFI International Inc. (“TFI International” or the “Corporation”) of 4,400,000 common shares at a price of US $43.25 per share (the “Offering Price”).

The Offering is being made concurrently in Canada under the terms of the Prospectus and this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

Investing in the common shares of the Corporation (the “Common Shares”) involves risk. Prospective investors should consider the risk factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

Morgan Stanley	BofA Securities	Credit Suisse	Goldman Sachs & Co. LLC	J.P. Morgan

RBC Capital Markets	UBS Investment Bank

Cowen	National Bank of Canada Financial	Stephens Inc.	Stifel	Wolfe Capital Markets and Advisory

The Corporation’s outstanding Common Shares are listed and posted for trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “TFII”. On August 11, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE and the TSX was US $44.39 and CAD $59.01, respectively. The Offering Price was determined by negotiation between the Corporation and the Underwriters (as defined below). The Corporation has applied to the NYSE to list, and the TSX has conditionally approved the listing of, the Common Shares to be issued and sold hereunder.

Listing is subject to the Corporation fulfilling all of the listing requirements of the NYSE, and of the TSX. See “Plan of Distribution”.

Price:US $    43.25     per Common Share

	Price to the public	Underwriters’ commission	Net proceeds(2)
Per Common Share(1)	US $43.25	US $2.0544	US $41.1956
Total Offering(3)	US $190,300,000	US $9,039,250	US $181,260,750

(1)	The Offering Price is payable in U.S. dollars, except as may otherwise be agreed to by the Underwriters.
(2)	Before deducting expenses of the Offering, estimated at US $716,000, which will be paid by the Corporation. See “Use of Proceeds”.
(3)

The Corporation has granted the Underwriters an option, exercisable at any time not later than the 30th day following the Closing Date (as defined below), to purchase up to 660,000 additional Common Shares (representing 15% of the Common Shares offered hereunder) on the same terms as set out above, solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Option to Purchase Additional Shares”). If the Option to Purchase Additional Shares is exercised in full, the total “Price to the public”, “Underwriters’ commission” and “Net proceeds” will be US $218,845,000, US $10,395,138 and US $208,449,862, respectively. This Prospectus Supplement, together with the Prospectus, qualifies the distribution of the Option to Purchase Additional Shares and the issuance of Common Shares upon exercise, if any, of the Option to Purchase Additional Shares. A purchaser who acquires Common Shares forming part of an over-allocation position acquires those shares under this Prospectus Supplement, regardless of whether the position is ultimately filled through the exercise of the Option to Purchase Additional Shares or secondary market purchases. See “Plan of Distribution”.

See “Plan of Distribution” for additional information regarding underwriting compensation.

The following table sets out the number of Common Shares that may be issued and sold by the Corporation pursuant to the Option to Purchase Additional Shares:

Underwriters’ position	Maximum number of shares available	Exercise period	Exercise price
Option to Purchase Additional Shares	660,000 Common Shares	Exercisable not later than the 30th day following the Closing Date	US $43.25 per Common Share

The Offering Price is stated in U.S. dollars, but most of the figures included in this Prospectus Supplement and the documents incorporated by reference herein, including the Corporation’s financial statements, are in Canadian dollars. See “Currency and Exchange Rate Information”.

The Common Shares are being offered in the United States by Morgan Stanley & Co. LLC, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Cowen and Company, LLC, National Bank of Canada Financial Inc., Stephens Inc., Stifel, Nicolaus & Company, Incorporated and WR Securities, LLC (the “U.S. Underwriters”) and in Canada by Morgan Stanley Canada Limited, Merrill Lynch Canada Inc., Credit Suisse Securities (Canada), Inc., Goldman Sachs Canada Inc., J.P. Morgan Securities Canada Inc., RBC Dominion Securities Inc., UBS Securities Canada Inc., National Bank Financial Inc. and Stifel Nicolaus Canada Inc. (the “Canadian Underwriters” and collectively with the U.S. Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated August 12, 2020 (the Underwriting Agreement”). Cowen and Company, LLC, Stephens Inc. and WR Securities, LLC are not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Common Shares only outside of Canada. See “Exemption under Securities Laws”.

The Corporation and the Underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or any relevant free writing prospectus prepared by or on behalf of the Corporation or to which the Corporation has referred you. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Corporation has authorized for use in connection with this Offering, in their entirety before making your investment decision.

An investment in the Common Shares involves risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Common Shares. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors in the United States should be aware that this Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. TFI International prepares financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”); the financial statements incorporated herein have been prepared in accordance with IFRS and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be fully described herein. See “United States Federal Income Tax Considerations for U.S. Holders” and “Canadian Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some of its officers and directors may be residents of a foreign country, that some or all of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Risk Factors” and “Enforcement of Civil Liabilities”.

The Underwriters, as principals, conditionally offer the Common Shares qualified under this Prospectus Supplement and the Prospectus, subject to prior sale, if, as and when issued, sold and delivered by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Corporation’s behalf by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Scudder Law Firm, P.C., L.L.O. and on behalf of the Underwriters by Davis Polk & Wardwell LLP.

BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, National Bank Financial Inc. and their respective affiliates are affiliates of banks that are members of a syndicate of lenders that has made a revolving credit facility in a total amount of CAD $1.2 billion (the “Credit Facility”) available to certain subsidiaries of the Corporation. In addition, BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, National Bank Financial Inc. and their respective affiliates are affiliates of banks that are members of a syndicate of lenders that has made a term loan in an amount of CAD $610 million (the “Term Loan”) available to a subsidiary of the Corporation, J.P. Morgan Securities LLC and its affiliate are affiliates of a bank that has provided a revolving credit facility to the Corporation in an amount of US $25 million, National Bank Financial Inc. and its affiliate are affiliates of a bank that has provided a letter of credit facility to the Corporation in an amount of CAD $25 million, and BofA Securities, Inc., RBC Capital Markets, LLC and their respective affiliates are affiliates of banks which have provided equipment financing to certain subsidiaries of the Corporation. Accordingly, in connection with the Offering and pursuant to applicable Canadian securities legislation, the Corporation may be considered a “connected issuer” with such Underwriters. The Corporation intends to use the net proceeds of the Offering in part to reduce the amount outstanding under the Credit Facility. As a result, the affiliates of such Underwriters who are lenders under the Credit Facility are expected to receive a portion of the net proceeds of the Offering. See “Plan of Distribution – Relationship Between the Underwriters and the Corporation, and Conflicts of Interest” and “Use of Proceeds”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Common Shares to the public at prices lower than the Offering Price. See “Plan of Distribution.”

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about August 17, 2020 (the “Closing Date”), or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than August 24, 2020. It is expected that the Corporation will arrange for the instant deposit of the Common Shares offered hereby under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date. No certificates evidencing the Common Shares offered hereby will be issued to purchasers of the Common Shares. Purchasers of the Common Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through which a beneficial interest in the Common Shares is purchased. See “Plan of Distribution”.

The head and registered office of the Corporation is at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6 and its executive office is at 96 Disco Road, Etobicoke, Ontario, Canada M9W 0A3.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE AMENDED AND RESTATED SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Offering.

The Corporation is not offering the Common Shares in any jurisdiction where the Offering is not permitted by law. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with the distribution of Common Shares under this Offering. The Corporation does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Prospectus, except as required by applicable securities laws.

The Corporation and the Underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or any relevant free writing prospectus prepared by or on behalf of the Corporation or to which the Corporation has referred you. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Corporation has authorized for use in connection with this Offering, in their entirety before making your investment decision.

Unless otherwise noted or the context indicates otherwise, “TFI International” and the “Corporation” refer to TFI  International Inc., its subsidiaries and, as the case may be, its predecessors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation, section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information may include, but is not limited to, information with respect to the Corporation’s objectives and the strategies to achieve these objectives, as well as information with respect to the Corporation’s beliefs, plans, expectations, anticipations, estimates, intentions, results, levels of activity, performance, goals and achievements. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.

The forward-looking information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein is provided for the purpose of assisting the reader in understanding the Corporation’s financial performance and prospects and to present management’s assessment of future plans and operations. The reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the Corporation operating in a highly-competitive, fragmented and regulated industry; the Corporation’s operations in the United States and Mexico; the Corporation being subject to changes in its general operating environment and to seasonality; the Corporation’s business being subject to general economic, credit, business and regulatory factors largely beyond its control; the risks arising from the COVID-19 pandemic or other similar outbreaks; the risks related to the Corporation’s material transactions; changes in interest rates; significant fluctuations in relative currency values against the Canadian dollar; fluctuations in the price or availability of fuel or fuel surcharge collection; self-insurance by the Corporation for a significant portion of its claim exposure; any unionization efforts by the Corporation’s U.S. employees or changes in collective agreements with the Corporation’s Canadian employees; increases in compensation paid by the

Corporation to drivers or difficulties in the Corporation attracting and retaining qualified drivers; the engagement by the Corporation of independent contractors; future acquisitions by the Corporation or any failure by the Corporation to effect future acquisitions; integration by the Corporation of acquired businesses; absence of substantial growth in the future; compliance with environmental laws and regulations; liabilities for environmental contamination; management and key personnel turnover and failure by the Corporation to attract and retain qualified management and key personnel; dependence by the Corporation on services of third-party capacity providers and service instability from these providers; limits on the Corporation’s flexibility resulting from existing and future indebtedness; the Corporation’s significant ongoing capital requirements; increased prices for, and decreased availability of, new revenue equipment; future use of autonomous tractors; difficulty in the Corporation obtaining goods and services from its various vendors and suppliers; reduction or elimination of use of the Corporation’s services by its customers; the negative impact of financial difficulties encountered by the Corporation’s customers; the need for additional financing by the Corporation; the Corporation’s dependence on systems, networks and other information technology (and the data contained therein); litigation against the Corporation; failure by the Corporation to maintain an effective system of internal control over financial reporting; market reaction to the announcement by the Corporation of potential material transactions; sales of a substantial number of Common Shares in the public market or a perception that these sales may occur; broad discretion by the Corporation in the use of the net proceeds of this Offering; the fact that TFI International Inc. is a holding company governed by the laws of Canada; variances in future payments of dividends and share repurchases by the Corporation; difficulties for shareholders in the United States in effecting service on the Corporation or realizing on judgments obtained in the United States; and the Corporation’s ability to comply with covenants under the Credit Facility, Term Loan and other agreements governing the Corporation’s indebtedness, as well as other risk factors identified under “Risk Factors”. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors should be considered carefully. There may be other risk factors not currently known to the Corporation or that the Corporation currently believes are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein. If any of these risks materializes, or if any of the Corporation’s assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

Although the forward-looking information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein, is based upon what the Corporation believes are reasonable assumptions in light of information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information include, without limitation, the completion of the Offering, the absence of material adverse consequences resulting from negative economic conditions, including as a result of the COVID-19 pandemic, the ability of the Corporation to recruit, train and retain qualified drivers and to retain its major customers, the ability of the Corporation to recover costs associated with fuel price variations from its customers, the ability of the Corporation to comply with environmental laws and regulations at reasonable maintenance costs and capital expenditures and the absence of major changes in environmental laws and regulations having a material adverse effect upon the Corporation, the ability of the Corporation to successfully integrate acquired businesses, the absence of materially adverse claims and litigation and related adverse publicity, and the ability of the Corporation to obtain sufficient insurance coverage at reasonable costs, to limit currency exchange losses, to borrow money at reasonable interest rates and to limit losses related to trade account receivables.

All of the forward-looking information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. The Corporation does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking information contained in this Prospectus Supplement is provided as of the date hereof.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference in the accompanying Prospectus only for the purpose of the distribution of Common Shares under the Offering.

The following documents filed by the Corporation with the securities commission or similar regulatory authority in all of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

(a)	annual information form dated February 10, 2020 for the year ended December 31, 2019;

(b)	audited consolidated annual financial statements as at and for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis for the year ended December 31, 2019 (“Annual MD&A”);

(d)	unaudited condensed consolidated interim financial statements as at June 30, 2020 and for the three- and six-month periods ended June 30, 2020 and June 30, 2019, together with the notes thereto;

(e)	management’s discussion and analysis for the three- and six-month periods ended June 30, 2020 (“Interim MD&A”).

(f)	management proxy circular dated March 9, 2020 for the annual meeting of shareholders held on April 21, 2020; and

(g)

material change report dated February 21, 2020 with respect to the closing of the Corporation’s marketed offering of Common Shares in the United States and Canada for gross proceeds of US $230,115,000.

Copies of the documents incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, may be obtained on request without charge from the Secretary of TFI International at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone: (514) 331-4113, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Common Shares hereunder will be deemed to be incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. In addition, any such documents which are filed on Form 40-F with, or (if and to the extent expressly provided) furnished on Form 6-K to, the SEC after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the Prospectus, this Prospectus Supplement and the Registration Statement, of which the Prospectus and this Prospectus Supplement form part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

In addition, any “template version” of any “marketing materials” (as each such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed in connection with the Offering after the date hereof but prior to the termination of the distribution of the Common Shares pursuant to the Offering is deemed to be incorporated by reference herein.

Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

Before filing this Prospectus Supplement in respect of the Offering, TFI International and the Underwriters held road shows that potential investors in the United States and in certain of the provinces of Canada were able to remotely attend. TFI International and the Underwriters provided marketing materials to potential investors in connection with such road shows.

In doing so, TFI International and the Underwriters are relying on a provision of Canadian securities legislation that allows issuers in certain U.S. cross-border offerings not to file marketing materials relating to road shows on the SEDAR website at www.sedar.com or include or incorporate by reference such marketing materials in the final prospectus supplement in respect of the offering. To rely on this exemption, TFI International and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, TFI International and the Underwriters signing the certificate contained in this Prospectus Supplement have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation of each of the provinces of Canada), a purchaser resident in a province of Canada who was provided with those marketing materials in connection with the road shows and who purchases Common Shares under this Prospectus Supplement in respect of the Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against TFI International and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement in respect of the Offering, and (ii) to any “comparables”, as such term is defined in National Instrument 41-101 — General Prospectus Requirements, in the marketing materials provided in accordance with applicable Canadian securities legislation.

NON-IFRS MEASURES

The information presented in this Prospectus Supplement and the accompanying Prospectus, including certain documents incorporated by reference herein and therein, includes non-IFRS measures such as “adjusted earnings per share (adjusted “EPS”) – basic”, “adjusted EPS – diluted”, “adjusted EBITDA”, “adjusted EBITDA margin”, “adjusted net income”, “adjusted operating ratio”, “free cash flow”, “free cash flow conversion”, “operating margin” and “segmented adjusted EBITDA” that are used by the Corporation as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS or U.S. generally accepted accounting principles and the Corporation’s computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. The Corporation believes these measures may be useful supplemental information to assist investors in assessing its operational performance and its ability to generate cash through operations. The non-IFRS measures also provide investors with insight into the Corporation’s decision making as it uses these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, Canadian securities regulations and policies require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. Information regarding non-IFRS measures is presented in this Prospectus Supplement and in the sections dealing with these financial measures in certain of the documents incorporated by reference herein, including the Annual MD&A and Interim MD&A. See “Documents Incorporated by Reference” above for definitions and reconciliations of the non-IFRS measures described above to the most directly-comparable IFRS measure.

Non-IFRS measures are not audited. They have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using non-IFRS measures.

MARKET AND INDUSTRY DATA

This Prospectus Supplement, the accompanying Prospectus and certain of the documents incorporated by reference herein and therein contain market and industry data obtained from a combination of third-party sources and the estimates of management of the Corporation. Although management believes that these third-party sources and the estimates of management are reliable, the accuracy and completeness of such data is not guaranteed and has not been verified by any independent sources. Market and industry data, including estimates and projections relating to size of market and market share, is inherently imprecise and cannot be verified due to limitations in the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations inherent in any market research or other survey. Management’s estimates are based on internal research, its knowledge of the relevant market and industry and extrapolations from third-party sources. While the Corporation is not aware of any misstatements regarding the market and industry data presented in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein and therein, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under “Cautionary Statement Regarding Forward-Looking Statements”. The Corporation has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

U.S. REGISTRATION STATEMENT

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the U.S. Securities Act. The Prospectus and this Prospectus Supplement do not contain all of the information set out in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), provided that on the date hereof the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act, which currently includes the NYSE and the TSX, the Common Shares offered pursuant to this Prospectus Supplement, if issued on the date hereof, would be qualified investments under the Tax Act and Regulations for trusts governed by registered retirement savings plans (“RRSPs”), registered education savings plans (“RESPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”).

Notwithstanding that the Common Shares may be qualified investments as discussed above, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a TFSA, RRSP, RRIF, RDSP or RESP, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Common Shares will not be a prohibited investment provided the holder, subscriber or annuitant, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, a Common Share will not be a “prohibited investment” if the Common Share is “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP. Holders of TFSAs or RDSPs, subscribers of RESPs and annuitants of RRSPs or RRIFs should consult their own tax advisors to ensure that the Common Shares would not be a prohibited investment in their particular circumstances.

CURRENCY AND EXCHANGE RATE INFORMATION

The Corporation reports in Canadian dollars and the Offering Price is stated in U.S. dollars. All references to “CAD $” or “Canadian dollars” included or incorporated by reference in this Prospectus refer to Canadian dollar values while references to “US $” are to U.S. dollars.

The following table sets out for each period indicated: (i) the daily exchange rate in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Six months ended June 30, 2020	Year ended December 31, 2019
	US $	US $
End of period	0.7338	0.7699
High	0.7710	0.7699
Low	0.6898	0.7353
Average	0.7332	0.7537

On August 12, 2020, the daily exchange rate as quoted by the Bank of Canada was CAD $1.00 = US $0.7545.

ENFORCEMENT OF CIVIL LIABILITIES

TFI International is a corporation incorporated under and governed by the Canada Business Corporations Act (“CBCA”). Most of TFI International’s directors and officers reside in Canada, and the majority of TFI International’s assets and all or a substantial portion of the assets of these persons are located outside the United States.

Leslie Abi-Karam, Debra Kelly-Ennis and Arun Nayar, directors of the Corporation residing outside of Canada, have appointed the Corporation as agent for service of process at the following address: 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.

The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of the directors referred to above. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

TFI International filed with the SEC, concurrently with the Registration Statement of which the Prospectus and this Prospectus Supplement form part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed Corporation Service Company, 251 Little Falls Drive, County of New Castle, Wilmington, DE U.S.A. 19808 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving TFI International in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

TFI International is subject to the full information requirements of the securities commissions or similar regulatory authorities in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that TFI International files with the Canadian provincial securities commissions or similar regulatory authorities. These filings are also electronically available on SEDAR at www.sedar.com. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.

TFI International has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares being offered hereunder, of which the Prospectus and this Prospectus Supplement form part. The Prospectus and this Prospectus Supplement do not contain all of the information set out in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from the Prospectus and this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

TFI International is also subject to periodic reporting and other informational requirements of the U.S. Exchange Act as applicable to “foreign private issuers” and files reports with the SEC under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. Accordingly, TFI International is required to file reports, including annual reports on Form 40-F, and other information with the SEC. TFI International is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act. As such, TFI International is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and TFI International’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in section 16 of the U.S. Exchange Act. TFI International’s reports and other information filed or furnished with or to the SEC are available on EDGAR at www.sec.gov as well as from commercial document retrieval services.

TFI INTERNATIONAL INC.

Our Company

We believe we are a top-10 transportation and logistics player in North America with significant presence across both the United States and Canada. We offer an extensive suite of mission-critical solutions with a strategic focus on value-added logistics offerings. Over the past 20 years, to December 31, 2019, we have generated a cumulative return on investment of more than 4,800% for our shareholders, representing the total earned on an investment in our Common Shares since December 30, 1999. We have done so by triangulating our core strategies around an acute focus on high-quality revenues coupled with margin expansion, identifying strategic acquisitions at attractive valuations and extracting operational synergies across our growing network.

We serve our many customers by leveraging our highly flexible “Asset-Right” model, which combines company-owned equipment with our fast-growing asset-light operations, including logistics, package and courier, brokerage and intermodal offerings. We believe our significant scale in each of our businesses enables us to offer high service levels to our customers, deliver outstanding returns for our shareholders and remain resilient throughout business cycles.

We organize our service offerings into four reportable segments:

(i)

Truckload (“TL”). The TL segment provides full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. The TL segment includes expedited transportation, flatbed, tank, container and dedicated services as well as TL brokerage.

(ii)

Logistics. The Logistics segment provides a wide range of asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small parcel delivery. We believe we operate one of the largest same-day parcel delivery businesses across the United States and Canada.

(iii)

Less-Than-Truckload (“LTL”). The LTL segment provides pickup, consolidation, transport and delivery of smaller loads, with a focus on major cities, cross-border, high-density regions and technology-based solutions designed to enhance value. The LTL segment is composed of asset-based over-the-road operations and asset-light intermodal services.

(iv)

Package and Courier. The Package and Courier segment offers pickup, transport and delivery of items across North America. We believe that we are one of the largest private-sector owned parcel carriers in Canada.

Our goal is to grow profitably, capitalize on secular industry trends and drive strong and consistent return on capital and increase stakeholder value. For much of our history, our focus has been to grow through acquisitions of well-managed companies that are leaders in their respective markets. These additions have grown our businesses, increased density of our routes, enhanced our capability to serve a large variety of customers, and, we believe, have provided new platforms for further growth. Since 1996, we have acquired more than 180 businesses as part of our strategic plan, with 80 of those acquisitions having occurred since 2008. To date in 2020, we have completed six business acquisitions.

We constantly evaluate potential acquisition opportunities, some of which may be sizable, in order to enhance our product offerings and expand our scope, concentrating primarily on the North American TL, LTL, logistics, and package and courier industries. We seek high-performing targets that can be value-accretive in both the short and long-term, increase our geographic reach, complement our existing service offerings, improve our market penetration and be supported by strong management teams. In addition, we sometimes acquire lower-performing businesses at attractive valuations in order to maximize shareholder value. We are often sought-out as a preferred buyer for the businesses we acquire, due to both our entrepreneurial model, which allows for distinct operating companies post-acquisition, and our industry-leading position, which fosters relationships with the companies that we acquire.

Through our rigorous purchase and integration process, we have successfully transitioned our business to an “Asset-Right” model. Over time, we have used acquisitions to better position our business to less capital-intensive segments, which we believe has allowed us to generate profitable growth and free cash flow from continuing operations.

From 1998 through 2019, we demonstrated a track record of profitable growth, growing revenue (before fuel surcharge) by an 18% compound annual growth rate (“CAGR”), and growing diluted earnings per share and adjusted diluted EPS each by a 20% CAGR. Moreover, we have generated positive free cash flow every year since 2000, and for the year ended December 31, 2019, we generated more than CAD $462 million in free cash flow from continuing operations. We calculated our 20% CAGR for adjusted diluted EPS based on our adjusted diluted EPS for the fiscal year ended December 31, 2019 (as set out in the Annual MD&A) and our reported diluted earnings per share for the fiscal year ended December 31, 1998, as adjusted diluted EPS was not calculated for that year. We define “adjusted diluted EPS” as adjusted net income from continuing operations divided by the weighted average number of diluted Common Shares, and “free cash flow from continuing operations” as net cash from continuing operating activities less additions to property and equipment plus proceeds from the sale of property and equipment and assets held for sale. See “Non-IFRS Measures” in our Annual MD&A.

We have an active pipeline of potential acquisition targets within our current reportable segments. The targets under consideration are of various sizes, from smaller “tuck ins” to larger stand-alone businesses that could operate as their own platforms for future growth. The targets are weighted toward the United States in terms of their revenue and assets, although we continue to evaluate Canadian targets as well. Some of our acquisition processes could result in the signing of a definitive purchase agreement shortly after completion of this Offering. However, we have not signed a definitive purchase agreement for any acquisition that has not been publicly announced, and there is no assurance that any transaction in our pipeline will be completed. See “Risk Factors.”

Corporate Information

Our head and registered office is at 8801 Trans-Canada Hwy, Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6 and our executive office is at 96 Disco Road, Etobicoke, Ontario, Canada M9W 0A3. Our website address is www.tfiintl.com. Information contained on, or accessible from, our website does not constitute part of this Prospectus Supplement or the Prospectus.

RISK FACTORS

An investment in the Common Shares is subject to a number of risks that should be considered by prospective purchasers and their advisors.

Reference is made to the section entitled “Risks and Uncertainties” at pages 22 to 35 (inclusively) of the Interim MD&A which is incorporated by reference herein, as supplemented by the risk factors set out below. Prospective investors should carefully consider the risks described below and in the documents incorporated by reference herein, including the Interim MD&A, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, before purchasing Common Shares. The risks and uncertainties described in this Prospectus Supplement and in the documents incorporated by reference herein, including the Interim MD&A, are those the Corporation currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and investors could lose all or part of their investment.

Risks Related to the Corporation’s Material Transactions

The Corporation has completed, and may in the future complete, material transactions, and cannot predict market reaction to the announcement of any potential material transactions.

The Corporation has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million. The Corporation buys and sells business units in the normal course of its business. Accordingly, at any given time, the Corporation typically considers, or may be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size. In connection with such potential transactions, the Corporation regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable. These potential transactions may relate to some or all of the Corporation’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier, or to new business lines. The Corporation does not in every case proceed to the closing of a transaction. The Corporation typically does not publicly announce a prospective acquisition or sale prior to the time it enters into a definitive agreement with respect thereto, and may not publicly announce non-material transactions until a closing occurs, or at all. Accordingly, at any given time, a transaction announcement could be imminent. The announcement of any material transaction by the Corporation (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Corporation cannot predict the reaction of the market, or of the Corporation’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumours thereof.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic may continue to affect our operations and results.

The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a material adverse effect on the Corporation’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the pandemic, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, all of which could limit our ability to meet customer demand, as well as reduce customer demand.

Since the onset of the COVID-19 pandemic, certain of the Corporation’s office personnel have been working remotely and may continue to do so, which could disrupt to a certain extent the Corporation’s management, business, finance and financial reporting teams. The Corporation may experience an increase in absences or terminations among its driver and non-driver personnel due to the COVID-19 pandemic, which could have a material adverse effect on the Corporation’s operating results. Further, the Corporation’s operations, particularly in areas of increased COVID-19 infections, could be disrupted, resulting in a negative impact on the Corporation’s operations and results.

The COVID-19 pandemic has significantly increased economic and demand uncertainty throughout North America. It is likely that the current pandemic or further spread of COVID-19 will continue to cause an economic slowdown, and it is possible that the COVID-19 pandemic could cause a global recession. The COVID-19 pandemic has caused disruption and volatility in the global capital markets, which, depending on further developments, could impact the Corporation’s capital resources and liquidity in the future, including the availability of financing on attractive terms, if at all.

The extent to which COVID-19 could impact the Corporation’s operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and will depend on future developments, including the success of mitigation measures effected by the Corporation to date and those which may be taken by it in the future. Such developments may include the geographic spread and duration of COVID-19, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the pandemic.

Risks Related to the Corporation’s Common Shares and this Offering

The market price of the Common Shares may be volatile after this Offering, and you could lose a significant part of your investment.

The Corporation’s Common Shares are listed on the TSX and have been listed on the NYSE since February 2020. The market price of the Common Shares on the NYSE and the TSX has fluctuated in the past and the Corporation expects it to fluctuate in the future, and it may decline. For example, from listing on February 13, 2020 to August 11, 2020, the Corporation’s share price on the NYSE has ranged from US $15.24 to US $44.96. Consequently, you may not be able to sell the Common Shares at prices equal to or greater than the price paid by you in this Offering. In addition to the risks described above, the market price of the Common Shares may be influenced by many factors, some of which are beyond the Corporation’s control, including:

•	actual or anticipated variations in the Corporation’s operating results;

•

the failure of financial analysts to initiate or maintain coverage of the Common Shares after this Offering, changes in financial estimates by financial analysts, or any failure by the Corporation to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow the Common Shares or the shares of the Corporation’s competitors;

•	announcements by the Corporation or the Corporation’s competitors of significant contracts or acquisitions;

•	additions and departures of key personnel;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	natural disasters and other calamities;

•	changes in general market and economic conditions;

•	future sales of the Common Shares; and

•	investor perceptions of the Corporation and the industry in which the Corporation operates.

In addition, stock markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the Common Shares, regardless of the Corporation’s operating performance. Dual listing of the Common Shares on the NYSE and the TSX may increase share price volatility on both exchanges because trading is in the two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has sometimes been instituted against these companies. This litigation, if instituted against the Corporation, could adversely affect the financial condition or results of operations of the Corporation.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline. This could also impair the Corporation’s ability to raise additional capital through the sale of its equity securities. Under the Corporation’s Articles of Incorporation, as amended (the “Articles”), the Corporation is authorized to issue an unlimited number of Common Shares. Pursuant to the Underwriting Agreement, the Corporation has agreed that until the date that is 90 days following the date of this Prospectus Supplement, it will not, without the consent of Morgan Stanley & Co. LLC, subject to certain exceptions, issue, offer, pledge, sell, grant any option to purchase, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, or file any registration statement with the SEC or prospectus with any Canadian securities regulatory authority relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, during the 90 days following the date of this Prospectus Supplement without the prior consent of Morgan Stanley & Co. LLC. See “Plan of Distribution”. The Corporation may issue additional Common Shares, preferred shares or securities convertible into Common Shares, which may dilute existing shareholders, including purchasers of the Common Shares offered hereby. The Corporation may also issue preferred shares or debt securities that have priority over holders of Common Shares with respect to dividend rights or rights of payment in the event of the Corporation’s insolvency or winding-up. Shareholders will have no pre-emptive rights in connection with any such further issuances. The Board of Directors of the Corporation has the discretion to determine the price, designation, rights, privileges, restrictions and conditions attached to any series of preferred shares or any debt securities and the price and terms for any further issuances of Common Shares. The Corporation cannot predict the size of future issuances of its shares or any preferred shares or debt securities, or the effect, if any, that future sales and issuances of securities would have on the market price of its Common Shares.

The Corporation will have broad discretion in the use of proceeds.

The Corporation will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. See “Use of Proceeds”. As a result, a purchaser of Common Shares offered hereby will be relying on the judgment of the Corporation’s management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.

TFI International Inc. is a holding company.

TFI International Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, TFI International Inc. is subject to the risks attributable to its subsidiaries. As a holding company, TFI International Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, TFI International Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to TFI International Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, including the Credit Facility and the Term Loan. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors of those subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to TFI International Inc.

As a “foreign private issuer”, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under the MJDS adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although under the MJDS the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the officers, directors and principal shareholders of the Corporation purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a “foreign private issuer”, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a “foreign private issuer”, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements it is not following and describes the Canadian practices it follows instead. The Corporation relies on this exemption. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Corporation’s shares or assets.

A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Common Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Corporation. Otherwise, there are no limitations either under the laws of Canada or in the Articles on the rights of non-Canadians to hold or vote the Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Corporation’s shareholders.

Payment of dividends and share repurchases by the Corporation may vary.

The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Corporation and is considered each quarter. The payment of dividends is dependent upon, among other things, operating cash flow generated by the Corporation, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends. Similarly, any future repurchase of shares by the Corporation is at the sole discretion of the Board of Directors and is dependent on the factors described above. Any future repurchase of shares by the Corporation is uncertain.

As the Corporation is a Canadian corporation and some of its directors and officers are resident in Canada, it may be difficult for United States shareholders to effect service on the Corporation or to realize on judgments obtained in the United States.

The Corporation is incorporated under the federal laws of Canada with its principal place of business in Canada, most of its directors and officers are residents of Canada, the experts named in this prospectus are residents of Canada, and many of the Corporation’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

USE OF PROCEEDS

The Corporation estimates that the net proceeds from the Offering will be approximately US $180,544,750, without giving effect to the exercise of the Option to Purchase Additional Shares and after deducting the Underwriters’ commission and the estimated expenses of the Offering of US $716,000 payable by the Corporation. Assuming full exercise of the Option to Purchase Additional Shares and after deducting the Underwriters’ commission and the estimated expenses of the Offering of US $716,000, the Corporation estimates that the net proceeds from the Offering will be approximately US $207,733,862. The net proceeds will be used for working capital and to reduce the amount outstanding under the Credit Facility, thereby increasing the amount available thereunder for future use by the Corporation. The Corporation may use the Credit Facility in the future for working capital and general corporate purposes, including potential acquisitions. The Corporation has used the Credit Facility primarily to fund its ongoing working capital requirements and acquisitions. Affiliates of certain of the Underwriters are lenders under the Credit Facility and as a result, are expected to receive at least 5% of the net proceeds of the Offering. Consequently, the Corporation expects a “conflict of interest” will be deemed to exist under FINRA Rule 5121(f)(5)(C)(i), and this Offering will be made in compliance with the applicable provisions of FINRA Rule 5121. See “Plan of Distribution – Relationship between the Underwriters and the Corporation, and Conflicts of Interest”.

The Corporation intends to spend the funds available to it as stated in this Prospectus Supplement; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since June 30, 2020, being the date of the most recently-filed unaudited condensed consolidated interim financial statements of the Corporation. The following table sets out the Corporation’s consolidated capitalization as at (i) June 30, 2020, and (ii) June 30, 2020, as adjusted to give effect to this Offering, assuming no exercise of the Option to Purchase Additional Shares. The table should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Corporation for the three- and six-month periods ended June 30, 2020 and 2019, along with the related notes thereto and the associated management’s discussion and analysis incorporated by reference in this Prospectus Supplement.

	June 30, 2020	June 30, 2020 after giving effect to the Offering(1)
	(unaudited) (in thousands of CAD $)
Long-term debt (including current portion)	1,281,784	1,145,014(2)
Lease liabilities (including current portion)	476,985	476,985
Equity:
Share capital	974,032	1,216,752
Contributed surplus	21,404	21,404
Accumulated other comprehensive income	57,244	57,244
Retained earnings	843,870	843,870(3)

(1)

For purposes of this table, the proceeds of the Offering have been converted from U.S. dollars to CAD on the basis of US $1.00 = CAD $1.3254, based on the daily exchange rate as quoted by the Bank of Canada on August 12, 2020.

(2)	Long-term debt, after giving effect to the Offering, has been reduced by CAD $136.8 million (US $103.2 million), representing the net proceeds that will be applied against the Credit Facility.
(3)	The estimated expenses of the Offering that relate to share listing fees, net of income taxes, will be recorded in earnings and therefore have been applied against retained earnings.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the close of business on August 11, 2020, there were 88,267,432 Common Shares and no preferred shares issued and outstanding. See the sections entitled “Share Capital”, “Description of Common Shares” and “Description of Preferred Shares” in the accompanying Prospectus.

Common Shares

Voting Rights

The Common Shares entitle the holders thereof to one vote per share. The holders of the Common Shares are entitled to receive any dividend declared by the Corporation on the Common Shares.

Liquidation Rights

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive the remaining property of the Corporation upon its dissolution, liquidation or winding-up.

Dividends

The Corporation’s dividend policy consists of distributing 15% to 30% of its annualized free cash flow from continuing operations every year as dividends to shareholders on a quarterly basis. The dividend is payable quarterly on the 15th day following the end of each quarter to shareholders of record as of the last trading day of such quarter.

The Board of Directors believes that this level of distribution will allow the Corporation to maintain sufficient financial resources and flexibility to execute its operating and disciplined acquisition strategies, while providing an adequate return on shareholders’ capital. The Board of Directors may, at its discretion and at any time, change the amount of dividends distributed and/or elect not to distribute a dividend, whether as a result of a one-time decision or a change in the dividend policy. The Corporation cannot declare or pay a dividend if it is in default, or if the payment of a dividend would cause the Corporation to be in default, under the Credit Facility.

Preferred Shares

The Articles provide that the Board of Directors may issue preferred shares in one or more series, with such rights and conditions as may be determined by resolution of the directors, which shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series, without additional shareholder approval. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders, the holders of the preferred shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the preferred shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid and no more. The preferred shares of each series are also entitled to such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series will be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital.

CERTAIN RELEVANT PROVISIONS OF THE CORPORATION’S ARTICLES, BY-LAWS AND THE CBCA

The following is a summary of certain relevant provisions of the Articles and the Corporation’s by-laws and certain related sections of the CBCA, which, in certain cases, present material differences between the rights of holders of the Corporation’s Common Shares and the rights of holders of common shares of a typical corporation incorporated under the laws of a U.S. jurisdiction such as the state of Delaware. Prospective investors should carefully review these differences in connection with any investment in the Common Shares. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of the Articles and by-laws and the CBCA.

Directors

Residency and Independence

At least 25% of the Corporation’s directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of the Corporation’s Board of Directors unless 25% of the directors present are resident Canadians. The minimum number of directors the Corporation may have is three and the maximum number the Corporation may have is 15, as set out in the Articles. The CBCA provides that any amendment to the Articles to increase or decrease the minimum or maximum number of the Corporation’s directors requires the approval of the Corporation’s shareholders by a “special resolution”, meaning a resolution passed by (a) a majority of not less than two-thirds of the votes cast by the shareholders who vote in person or by proxy at a meeting duly called and held for that purpose, or (b) a resolution consented to in writing by all of the shareholders entitled to vote on the resolution.

Right to Vote on Matters in Which a Director has a Material Interest

The CBCA states that a director must disclose to the Corporation, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction (i) relates primarily to the director’s remuneration as a director, officer, employee, agent or mandatary of the Corporation or an affiliate; (ii) is for indemnity or insurance otherwise permitted under the CBCA; or (iii) is with an affiliate.

Number of Common Shares Required to be Owned by a Director

The CBCA does not require a director to hold any Common Shares as a qualification for holding his or her office. The Corporation’s Board of Directors has discretion to prescribe minimum share ownership requirements for directors. The Corporation currently maintains a minimum shareholding policy requiring directors to hold a minimum value in Common Shares or Deferred Share Units, or a combination thereof. Please refer to the Corporation’s management proxy circular dated March 9, 2020 for additional details.

Removal of Directors by Shareholders

The CBCA provides that the Corporation’s shareholders may at a special meeting, by an ordinary resolution, which is a simple majority of votes cast by the Corporation’s shareholders who vote in respect of the resolution, remove any director or directors from office.

Filling a Director Vacancy

The CBCA allows a vacancy on the Board of Directors to be filled by a quorum of directors except when the vacancy results from an increase in the number or the minimum or maximum number of directors or from a failure to elect the number or minimum number of directors provided for in the Articles. In addition, the CBCA and the Articles authorize the Corporation’s Board of Directors to appoint one or more additional directors not to exceed the maximum number set out in the Articles, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, subject to the condition that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Limited Liability of Directors

Subject to limited exceptions, the CBCA does not permit any limitation of a director’s liability.

Action Necessary to Change the Rights of Holders of Common Shares

The Corporation’s shareholders can authorize the alteration or amendment of the Articles to create or vary the rights, privileges, restrictions and conditions attached to any of the Corporation’s shares by passing a special resolution. However, the rights, privileges, restrictions and conditions attached to any class or series of shares may not be amended unless holders of the shares of that class or series to which the right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (a) a majority of not less than two-thirds of the votes cast by holders of the applicable class or series who vote in person or by proxy at a meeting, or (b) a resolution consented to in writing by all of the holders entitled to vote of the applicable class or series of shares. In certain cases, a special resolution is also required to be approved separately by the holders of a separate class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Shareholder Meetings

The Corporation must hold an annual meeting of its shareholders at least once every year at a time and place determined by the Board of Directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting but no later than six months after the end of the Corporation’s preceding financial year. A meeting of the Corporation’s shareholders may be held anywhere in Canada that the Corporation’s directors determine.

The Corporation’s directors may, at any time, call a meeting of the Corporation’s shareholders. Shareholders holding not less than 5% of the Corporation’s issued voting shares may also cause the Corporation’s directors to call a shareholders’ meeting. If the directors do not call such meeting within 21 days after receiving a requisition which meets the technical requirements of the CBCA, any shareholder who signed the requisition may call the special meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to the shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable Canadian securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

The Corporation’s by-laws provide that a quorum of shareholders are the holders of at least 20% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. If a quorum is not present at the opening of a meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any further business.

Amendments to the Corporation’s By-Laws

The Corporation’s Board of Directors may also make, amend or repeal any by-law that regulates the Corporation’s business or affairs. A by-law, or an amendment or a repeal of a by-law, is effective from the date of the resolution of the Board of Directors until it is confirmed, confirmed as amended or rejected by the shareholders as described below, and where the by-law is confirmed or confirmed as amended, it continues in effect in the form in which it was so confirmed. If the Board of Directors makes, amends or repeals a by-law, it is required under the CBCA to submit such action to the Corporation’s shareholders at the next meeting of shareholders and the Corporation’s shareholders may confirm, reject or amend the action by an ordinary resolution. If the action is rejected by the shareholders, or if the Board of Directors does not submit the action to shareholders at the next shareholder meeting, the action will cease to be effective and no subsequent resolution of the Board of Directors to make, amend or repeal a by-law having substantially the same purpose or effect will be effective until it is confirmed by the Corporation’s shareholders.

Change of Control

The Articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, the Articles do not provide for any ownership threshold above which shareholder ownership must be disclosed.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated August 12, 2020 between TFI International and Morgan Stanley & Co. LLC, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC who are acting as Managers (the “Managers”) for the Underwriters named therein (the “Underwriting Agreement”), TFI International has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than August 24, 2020, the number of Common Shares set out opposite their respective names below, representing an aggregate of 4,440,000 Common Shares, at a price of US $43.25 per Common Share for aggregate gross consideration of US $190,300,000, payable in cash to the Corporation against delivery of the Common Shares. The Offering Price was determined by negotiation between TFI International and the Underwriters.

Underwriter	Number of Common Shares
Morgan Stanley & Co. LLC	1,304,858
BofA Securities, Inc.	429,312
Credit Suisse Securities (USA) LLC	429,312
Goldman Sachs & Co. LLC	429,312
J.P. Morgan Securities LLC	429,312
RBC Capital Markets, LLC	295,262
UBS Securities LLC	295,262
Cowen and Company, LLC	157,474
National Bank Financial Inc.	157,474
Stephens Inc.	157,474
Stifel, Nicolaus & Company, Incorporated	157,474
WR Securities, LLC	157,474
TOTAL	4,440,000

The Common Shares are being offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Common Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Cowen and Company, LLC, Stephens Inc. and WR Securities, LLC are not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Common Shares only outside of Canada. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Common Shares outside of Canada and the United States.

The Underwriting Agreement provides that TFI International will pay the Underwriters at the time of closing of the Offering a fee of US $2.0544 per Common Share sold pursuant to the Offering, including any Common Shares sold pursuant to the exercise of the Option to Purchase Additional Shares. TFI International has agreed to reimburse the Underwriters for FINRA-related expenses, such fees not to exceed US $25,000, as set forth in the Underwriting Agreement. The Underwriters have agreed to reimburse the Corporation for certain expenses in connection with the Offering. TFI International has granted to the Underwriters the Option to Purchase Additional Shares, exercisable in whole or in part at any one time not later than the 30th day following the Closing Date, to purchase up to an additional 660,000 Common Shares on the same terms as set out above solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Option to Purchase Additional Shares and the Common Shares issuable upon the exercise thereof. A purchaser who acquires any Common Shares forming part of the Underwriters’ over-allocation position acquires such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option to Purchase Additional Shares or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York), are subject to certain closing conditions, and may be terminated at their discretion upon the occurrence of certain stated events. The termination provisions in the Underwriting Agreement include customary “proceedings to restrict distribution out”, “disaster out”, “material change out” and “non-compliance with conditions out” clauses. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any Common Shares are purchased under the Underwriting Agreement. Subject to the terms of the Underwriting Agreement, the Corporation has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters are offering the Common Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pursuant to the Underwriting Agreement, the Corporation has agreed that until the date that is 90 days following the date of this Prospectus Supplement, it will not, directly or indirectly, without the consent of Morgan Stanley & Co. LLC, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or publicly disclose the intention to do so, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, or (iii) file any registration statement with the SEC or prospectus with any Canadian securities regulatory authority relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The exceptions include: (a) the Common Shares to be sold in the Offering; (b) the issuance of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus Supplement of which the Underwriters have been advised in writing (including the issuance of Common Shares upon exercise of stock options granted under the benefit plans described in this Prospectus Supplement and the documents incorporated herein by reference); (c) the issuance of incentive compensation or equity under the benefit plans described in this Prospectus Supplement and the documents incorporated herein by reference; (d) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan described in this Prospectus Supplement and the documents incorporated herein by reference; (e) Common Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnerships or other strategic acquisitions, but excluding stock options), provided that (i) the aggregate amount of Common Shares issued thereby does not exceed 5% of the total shares outstanding of the Corporation upon consummation of this Offering, and (ii) in the case of any such issuance prior to the expiration of the 90-day restricted period, each such recipient of Common Shares or securities agrees to be bound by restrictions applicable to the Corporation’s directors and officers detailed below; and (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the U.S. Exchange Act for the transfer of

Common Shares, provided that such plan does not provide for the transfer of Common Shares during the 90-day restricted period, and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Corporation regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the 90-day restricted period.

In addition, the Corporation’s executive officers and directors have agreed pursuant to “lock-up” letters that until the date that is 90 days following the date of this Prospectus Supplement, they will not, directly or indirectly, and will not publicly disclose the intention to, without the consent of Morgan Stanley & Co. LLC, subject to certain exceptions: (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares. The exceptions include: (a) transactions relating to Common Shares or other securities acquired in open market transactions after the completion of this Offering; (b) a bona fide gift of Common Shares; (c) distributions of Common Shares to limited partners, members or stockholders or other equity holders of the signatory of the lock-up agreement (the “Signatory”); (d) transfers (i) to limited partners, members, beneficiaries or stockholders or other equity holders of the Signatory; (ii) to any investment fund, estate planning vehicle or other entity controlled or managed by the Signatory; (iii) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency; (iv) to any immediate family member of the Signatory or any beneficiary thereof or any trust for the direct or indirect benefit of the Signatory or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin); or (v) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the Signatory or any beneficiary thereof or any immediate family member of the Signatory or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), provided that in the case of any transfer or distribution pursuant to clause (b), (c), or (d) above, each donee, distributee or transferee shall sign and deliver a lock-up letter; (e) the exercise of stock options, or rights, granted pursuant to the Corporation’s existing equity incentive plans (including the 2008 Stock Option Plan and 2012 Stock Option Plan), provided that the Common Shares received upon such exercise shall be subject to the terms of a lock-up letter; (f) a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Common Shares involving a “change of control” (meaning a change in the Corporation’s ownership of not less than 50%) that has been approved by the Corporation’s board of directors; and (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the U.S. Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that such plan does not provide for the transfer of Common Shares during the 90-day restricted period.

The Corporation has applied to the NYSE to list, and the TSX has conditionally approved the listing of, the Common Shares to be issued and sold hereunder. Listing is subject to the Corporation fulfilling all of the listing requirements of the NYSE, and of the TSX.

The Underwriters propose to offer the Common Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Common Shares at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Common Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by TFI International.

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Option to Purchase Additional Shares, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Option to Purchase Additional Shares, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Option to Purchase Additional Shares. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Option to Purchase Additional Shares.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option to Purchase Additional Shares or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Corporation will arrange for the instant deposit of the Common Shares offered hereby by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date. No certificates evidencing the Common Shares offered hereby will be issued to purchasers of the Common Shares. Purchasers of the Common Shares will receive only a customer confirmation from the Underwriter or other registered from or through whom a beneficial interest in the Common Shares is purchased.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Manager for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Common Shares shall require the Corporation or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the

Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Common Shares. The Common Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Common Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This Prospectus Supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Hong Kong

The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Common Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares. Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (QII) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only to QIIs. For Non-QII Investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only en bloc without subdivision to a single investor.

Singapore

This Prospectus Supplement and the accompanying Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The Corporation has determined that the Common Shares are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Common Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No “prospectus” or other “disclosure document, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Common Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Common Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Prospectus or any other offering material or advertisement relating to the Common Shares in Australia, unless: (i) the aggregate consideration payable for such Common Shares on acceptance of the offer is at least A $500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.

Relationship between the Underwriters and the Corporation, and Conflicts of Interest

BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, National Bank Financial Inc. and their respective affiliates are affiliates of banks that are members of a syndicate of lenders that has made the Credit Facility available to certain subsidiaries of the Corporation. The total available amount under the Credit Facility is CAD $1.2 billion. In addition, BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, National Bank Financial Inc. and their respective affiliates are affiliates of banks that are members of a syndicate of lenders that has made the Term Loan available to a subsidiary of the Corporation in an amount of CAD $610 million, J.P. Morgan Securities LLC and its affiliate are affiliates of a bank which that has provided a revolving credit facility to the Corporation in an amount of US $25 million, National Bank Financial Inc. and its affiliate are affiliates of a bank that has provided a letter of credit facility to the Corporation in an amount of CAD $25 million, and BofA Securities, Inc., RBC Capital Markets, LLC and their respective affiliates are affiliates of banks which have provided equipment financing to certain subsidiaries of the Corporation. Accordingly, in connection with the Offering and pursuant to applicable Canadian securities legislation, the Corporation may be considered a “connected issuer” of such Underwriters.

As at July 31, 2020, approximately CAD $176 million was outstanding under the Credit Facility, and CAD $610 million was outstanding under the Term Loan. As well, as at July 31, 2020, no amount was outstanding under the revolving credit facility, CAD $16 million was outstanding under the letter of credit facility and an aggregate amount of approximately CAD $131.6 million was outstanding under equipment financing.

The Credit Facility matures in June 2023. Subject to the lenders’ consent, the Credit Facility can be extended for an additional period of one year annually. The Corporation intends to use the net proceeds of the Offering in part to reduce the amount outstanding under the Credit Facility. See “Use of Proceeds” and “Consolidated Capitalization”. The Credit Facility is unsecured. The obligations of the borrowers under the Credit Facility are guaranteed by the Corporation and certain of the Corporation’s subsidiaries. The Credit Facility contains certain restrictions, financial covenants and other covenants relating to, among other things, fundamental changes, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. The Corporation is not in default of any of its obligations under the Credit Facility. Since entering into the Credit Facility, the lenders thereunder have not waived any breach on the Corporation’s part or on the part of its subsidiaries. There has been no material change in the financial position of the Corporation since the Corporation entered into the Credit Facility, except as may have been previously disclosed by the Corporation or as described elsewhere in this Prospectus Supplement or the documents incorporated by reference herein.

Of the CAD $610 million outstanding under the Term Loan, CAD $200 million is due in June 2021 and CAD $410 million is due in June 2022. The Term Loan is unsecured. The obligations of the borrower under the Term Loan are guaranteed by the same entities as under the Credit Facility, including the Corporation. The terms and conditions of the Term Loan, including the restrictions, financial covenants and other covenants contained therein, are substantially the same as those governing the Credit Facility.

The decision to issue the Common Shares and the determination of the terms of the distribution of the Common Shares were made through negotiation between the Corporation and the Underwriters. None of the lenders under the Credit Facility or the Term Loan or the banks providing the revolving credit facility, letter of credit facility or equipment financing referred to above had any involvement in such decision or determination. As a consequence of the Offering, BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, National Bank Financial Inc. and their respective affiliates will receive their proportionate share of the Underwriters’ commission and, through the reduction of the amount outstanding under the Credit Facility, those affiliates of BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, National Bank Financial Inc. and their respective affiliates which are lenders under the Credit Facility are expected to receive at least 5% of the net proceeds of the Offering. As a result, the Corporation expects a “conflict of interest” will be deemed to exist under FINRA Rule 5121(f)(5)(C)(i), and this Offering will be made in compliance with the applicable provisions of FINRA Rule 5121. See “Use of Proceeds”.

In addition, certain of the Underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for the Corporation, for which they received or will receive customary fees.

PRIOR SALES

Common Shares

The following table sets out the issuance by the Corporation of Common Shares or securities that are convertible or exchangeable into Common Shares during the twelve months preceding the date hereof:

Date	Type of security	Number of securities	Issue/Exercise price per Common Share (in CAD unless otherwise indicated)
February 12, 2020	Common Shares(1)	6,900,000	US $33.35
August 13, 2019 to August 11, 2020	Common Shares(2)	1,753,460	$9.46 to $40.36
September 30, 2019 to July 15, 2020	DSUs(3)	43,314(4)	$29.24 to $52.01(5)
October 15, 2019 to July 15, 2020	PCRSUs(6)	6,310(7)	$33.16 to $52.01(8)
February 7, 2020 to July 15, 2020	RSUs(9)	147,088(10)	$33.16 to $52.01(11)
February 7, 2020 to July 15, 2020	PSUs(12)	147,088(13)	$33.16 to $52.01(8)
July 27, 2020	Stock Options(13)	99,485	$54.06(14)

(1)	Common Shares issued pursuant to a public offering in the United States and Canada.

(2)	Common Shares issued pursuant to the exercise of options to purchase Common Shares under the Corporation’s 2012 Stock Option Plan and 2008 Stock Option Plan.

(3)

Deferred share units (“DSUs”) granted pursuant to the Corporation’s Deferred Share Unit Plan for Directors of the Corporation. DSUs are redeemed at the option of the participant either in cash or in Common Shares acquired in the secondary market, net of required statutory deductions.

(4)	8,798 of these DSUs were issued as dividend equivalents upon the declaration and payment of dividends by the Corporation.

(5)	Representing the average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date of award.

(6)

Performance contingent restricted share units (“PCRSUs”) granted pursuant to the Corporation’s Performance Contingent Restricted Share Unit Plan for officers and employees of the Corporation and its subsidiaries. PCRSUs are redeemed in Common Shares acquired in the secondary market, net of required statutory deductions.

(7)	These PCRSUs were issued as dividend equivalents upon the declaration and payment of dividends by the Corporation.

(8)	Representing the volume-weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of award or grant.

(9)

Restricted share units (“RSUs”) granted pursuant to the Corporation’s Restricted Share Unit Plan for Senior Management of TFI International Inc. RSUs are redeemed in Common Shares acquired in the secondary market, net of required statutory deductions.

(10)	1,870 of these RSUs were issued as dividend equivalents upon the declaration and payment of dividends by the Corporation.

(11)

Performance share units (“PSUs”) granted pursuant to the Corporation’s Performance Share Unit Plan for Senior Management of TFI International Inc. PSUs are redeemed in Common Shares acquired in the secondary market, net of required statutory deductions.

(12)	1,870 of these PSUs were issued as dividend equivalents upon the declaration and payment of dividends by the Corporation.

(13)	Options to purchase Common Shares granted to eligible employees pursuant to the Corporation’s 2012 Stock Option Plan.

(14)	Representing the volume-weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of award or grant.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX and have been listed on the NYSE since February 13, 2020, under the trading symbol “TFII”.

The following table sets out certain trading information for the Common Shares on the NYSE for the periods indicated.

Calendar Period	Monthly High Price (in US $)	Monthly Low Price (in US $)	Monthly Volume
2020
February (from February 13)	$36.65	$29.93	4,908,103
March	$31.74	$15.24	3,000,762
April	$29.23	$19.95	1,988,969
May	$30.91	$24.39	2,391,782
June	$35.54	$29.90	2,905,711
July	$43.60	$35.03	3,260,291
August (to August 11)	$44.96	$42.75	554,657

On August 11, 2020, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US $44.39, as reported by the NYSE.

The following table sets out certain trading information for the Common Shares on the TSX for the periods indicated.

Calendar Period	Monthly High Price (in CAD)	Monthly Low Price (in CAD)	Monthly Volume
2019
August	$41.67	$36.77	5,321,290
September	$40.95	$37.68	4,788,440
October	$43.14	$37.67	5,136,390
November	$44.50	$41.27	3,919,900
December	$45.25	$42.01	3,460,650
2020
January	$45.91	$42.17	3,406,170
February	$48.53	$40.22	8,238,644
March	$42.52	$23.21	13,005,095
April	$40.66	$28.23	7,862,111
May	$42.53	$34.85	5,738,039
June	$48.28	$41.10	7,466,204
July	$58.37	$48.40	8,507,505
August (to August 11)	$59.75	$57.59	1,673,030

On August 11, 2020, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was CAD $59.01, as reported by the TSX.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and of Stikeman Elliott LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Common Shares pursuant to this Offering. This summary applies only to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with the Corporation or the Underwriters and (ii) holds the Common Shares as capital property (a “Holder”). The Common Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A Holder who is resident in Canada for the purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Canadian resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of the Tax Act for the purposes of the market-to-market rules; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, or for whom a Common Share would be, a “tax shelter investment” within the meaning of the Tax Act; (v) that enters into a “derivative forward agreement”, within the meaning of the Tax Act, in respect of Common Shares; (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act; (vii) that is a corporation resident in Canada that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident corporation (or pursuant to the Tax Proposals (as defined below), a non-resident person or a group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal with each other at arm’s length) for the purposes of the rules in section 212.3 of the Tax Act; or (viii) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

This summary is not exhaustive of all possible Canadian federal income tax considerations relating to purchasing, holding or disposing of the Common Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares in their particular circumstances.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be determined in Canadian dollars for the purposes of the Tax Act, based on the relevant exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation that are designated by the corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Common Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, a Common Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Common Shares acquired pursuant to this Offering will be determined by averaging the adjusted cost base of such Common Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time. A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Common Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Common Shares (or a share for which a Common Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay under Part IV of the Tax Act an additional tax on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax of 10 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Common Shares. Such additional tax may be refundable in certain circumstances. Resident Holders should consult their own tax advisors in this regard.

Capital gains and taxable dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”).

Dividends on Common Shares

A dividend paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Common Shares will generally be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) (the “Convention”) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Not all persons who are residents of the United States will qualify for the benefits of the Convention. Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions of Common Shares

A Non-Resident Holder who disposes of or is deemed to have disposed of a Common Share will not be subject to income tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder unless, at the time of disposition: (i) the Common Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, and (ii) the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share acquired pursuant to this Offering will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that: (i) the Common Share is listed at that time on a “designated stock exchange” (which currently includes the TSX and NYSE), and (ii) at no time during the 60-month period that ends at that particular time were both of the following conditions satisfied: (a) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (1) the Non-Resident Holder, (2) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (3) partnerships in which the Non-Resident Holder or a person described in (2) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one, or any combination of: (1) real or immovable property situated in Canada; (2) Canadian resource property (as defined in the Tax Act); (3) timber resource property (as defined in the Tax Act), or (4) options in respect of, or interests in, or for civil law rights in any of the foregoing property, whether or not such property exists. Non-Resident Holders for whom the Common Shares are, or may be, taxable Canadian property should consult their own tax advisors.

In the case of a Non-Resident Holder that is a resident of the United States and fully entitled to the benefits of the Convention, any capital gain realized by the Non-Resident Holder on a disposition of a Common Share that would otherwise be subject to tax under the Tax Act will generally be exempt from Canadian income tax pursuant to the Convention provided that the value of such Common Share is not derived principally from “real property situated in Canada” (within the meaning of the Convention).

In the event that a Common Share constitutes, or is deemed to constitute, taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, the income tax consequences discussed above for Resident Holders under “Dispositions of Common Shares” will generally apply to the Non-Resident Holder, but any such Non-Resident Holder should consult its own tax advisor in this regard.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a general summary of material United States federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of Common Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under the Convention. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the ownership and disposition of Common Shares. Except as specifically set out below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of Common Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of Common Shares pursuant to the Offering and the ownership and disposition of Common Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of Common Shares pursuant to the Offering (whether or not any such transactions are undertaken in connection with the purchase of Common Shares pursuant to the Offering), including, without limitation, the following:

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Common Shares, including warrants and options; and

•	any transaction, other than the Offering, in which Common Shares have been issued or are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the specific U.S. federal income tax considerations with regard to the ownership and disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, broker-dealers, dealers, insurance companies, real estate investment trusts, or regulated investment companies; (c) dealers in securities or traders in securities that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes); and (g) U.S. Holders that own directly, indirectly, or by attribution, 10% or more (by vote or value), of the outstanding stock of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are U.S. expatriates or former long-term residents of the U.S. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership and disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of interests in entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

Distributions on Common Shares

Subject to the discussions below concerning the “passive foreign investment corporation” (“PFIC”) rules discussed below (see “PFIC Status of the Corporation”) and the foreign currency exchange rules (see “Receipt of Foreign Currency”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes (in accordance with U.S. federal income tax principles). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation does not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. Assuming the Corporation is eligible for the benefits of the Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Corporation to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Receipt of Foreign Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Special rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of, in each case as determined in U.S. Dollars. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be its U.S. dollar cost for such Common Shares. The gain or loss generally will be U.S. source gain or loss for foreign tax credit purposes.

PFIC Status of the Corporation

The Corporation believes that it and each of its subsidiaries were not passive foreign investment corporations (“PFICs”) for its tax year 2019, and based on current business plans and financial expectations, the Corporation expects that neither it nor its subsidiaries will be PFICs for tax year 2020 or for the foreseeable future. PFIC classification is fundamentally factual in nature and is determined annually on the basis of U.S. federal income tax rules, which may be subject to differing interpretations. If the Corporation were to constitute a PFIC for any year during a U.S. Holder’s holding period of the Common Shares, then the acquisition, ownership, and disposition of Common Shares by a U.S. Holder could result in certain potentially adverse U.S. federal income tax consequences. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may be entitled, at the election of such U.S. Holder, to either a U.S. income tax deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, unless certain exceptions apply, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in the Convention, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Medicare Tax

Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in Common Shares.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes financial accounts maintained in non-U.S.

financial institutions. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting, unless the U.S. Holder is an exempt recipient. In addition, backup withholding, currently at a rate of 24% through the 2025 tax years (increasing to 28% for tax years after 2025 unless the current rate is extended or otherwise modified), may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set out above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Offering will be passed upon by Fasken Martineau DuMoulin LLP on behalf of the Corporation, and by Stikeman Elliott LLP on behalf of the Underwriters. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Scudder Law Firm, P.C., L.L.O. and on behalf of the Underwriters by Davis Polk & Wardwell LLP. As at the date hereof, the partners, counsels and associates of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, respectively as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation.

INDEPENDENT AUDITOR, TRANSFER AGENTS AND REGISTRARS

The Corporation’s auditor is KPMG LLP, 600 de Maisonneuve Blvd. West, Suite 1500, Montreal, Québec, Canada H3A 0A3. KPMG LLP has confirmed with respect to the Corporation that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

The transfer agents and registrars for the Common Shares are Computershare Trust Company of Canada at its principal offices in Montreal, Québec and Toronto, Ontario and Computershare Trust Company, N.A. at its principal offices in Canton, Massachusetts.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which the Prospectus and this Prospectus Supplement form part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from TFI International’s directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of Fasken Martineau DuMoulin LLP; (v) the consent of Stikeman Elliott LLP; (vi) the Underwriting Agreement; and (vii) the form of indenture relating to debt securities that may be issued under the Prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

EXEMPTION UNDER SECURITIES LAWS

The Corporation has applied for and obtained an exemption pursuant to section 11.1 of National Instrument 44 102 – Shelf Distributions requesting relief from the requirement under section 6.3(1)3 thereof to include a prospectus certificate signed by each agent or underwriter who, with respect to securities offered by any prospectus supplement, including this Prospectus Supplement, is in a contractual relationship with the Corporation to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer, including for the purposes of this Prospectus Supplement, Cowen and Company, LLC, Stephens Inc. and WR Securities, LLC will not, directly or indirectly, make any offers or sales to persons in a province or territory of Canada. All sales of securities pursuant to any prospectus supplement, including this Prospectus Supplement, to Canadian residents will solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of securities will be made and who have signed the certificate accompanying the relevant prospectus supplement.

CERTIFICATE OF CANADIAN UNDERWRITERS

August 12, 2020

To the best of our knowledge, information and belief, the amended and restated short form base shelf prospectus dated August 11, 2020, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

MORGAN STANLEY CANADA LIMITED	MERRILL LYNCH CANADA INC.	CREDIT SUISSE SECURITIES (CANADA), INC.	GOLDMAN SACHS CANADA INC.	J.P. MORGAN SECURITIES CANADA INC.

(signed) P. Dougal Macdonald	(signed) Deep Khosla	(signed) Ram Amarnath	(signed) Jason Rowe	(signed) David Rawlings

RBC DOMINION SECURITIES INC.	UBS SECURITIES CANADA INC.

(signed) Thierry Nguyen	(signed) Alain Auclair

NATIONAL BANK FINANCIAL INC.	STIFEL NICOLAUS CANADA INC.

(signed) Louis Gendron	(signed) Derek Lithwick

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this amended and restated short form base shelf prospectus has become final and that permits the omission from this amended and restated short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of TFI International Inc. at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone: (514) 331-4113 and are also available electronically at www.sedar.com.

New Issue	August 11, 2020

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

(amending and restating the short form base shelf prospectus dated October 12, 2018)

TFI INTERNATIONAL INC.

CAD $1,000,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

We may, from time to time, during the 25-month period commencing October 12, 2018 that this amended and restated short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains valid, offer for sale up to CAD $1,000,000,000 (or the equivalent in other currencies determined at the time of issue) of: (i) common shares (“Common Shares”); (ii) preferred shares (“Preferred Shares”) issuable in one or more series; (iii) subscription receipts (“Subscription Receipts”); (iv) warrants (“Warrants”); (v) senior or subordinated secured or unsecured debt securities (“Debt Securities”); and (vi) units comprised of one or more of the other securities described in this Prospectus (“Units” and together with the Common Shares, Preferred Shares, Subscription Receipts and Warrants, the “Securities”).

Prospective purchasers of Securities should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for prospective purchasers of Securities may not be fully described herein. Prospective purchasers of Securities should read the tax discussion contained in any applicable Prospectus Supplement (as defined below) with respect to a particular offering of Securities.

An investment in Securities involves significant risks that should be carefully considered by prospective purchasers before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective purchasers in connection with any investment in Securities. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

No Canadian securities regulator has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors in the United States should be aware that we are permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with the disclosure requirements of our home country. Prospective investors should be aware that such requirements are different from those of the United States. We prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB); the financial statements incorporated herein have been prepared in accordance with IFRS and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some of our officers and directors may be residents of Canada, that some or all of the experts named in the Registration Statement may be residents of Canada, and that all or a substantial portion of our assets and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

We may offer Securities in such amount as we may determine in light of market conditions and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set out in one or more prospectus supplements (each, a “Prospectus Supplement”) to this Prospectus, including without limitation: (i) in the case of Common Shares, the number of Common Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution) and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the series, the number of Preferred Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution), any dividend rate and the related dividend payment dates, any terms for redemption at our option or at the option of the holder, any exchange or conversion terms and any other terms specific to the Preferred Shares being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures for the exchange of the Subscription Receipts, the amount and type of securities that holders thereof will receive upon exchange thereof and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants offered, the issue price, the terms, conditions and procedures for the exercise of the Warrants, the amount and type of securities that holders thereof will receive upon exercise thereof and any other terms specific to the Warrants being offered; (v) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency in which the Debt Securities will be issued, the maturity date, interest provisions (if applicable), authorized denominations, the offering price, covenants, events of default, any terms for redemption at our option or the option of the holder, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to our other indebtedness and any other terms specific to the Debt Securities being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. The Securities may be offered separately or together in any combination (including in the form of Units). A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference in this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Our Common Shares are listed and posted for trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “TFII” On August 10, 2020, being the last trading day prior to the date of this Prospectus, the closing prices of the Common Shares on the NYSE and TSX were US $44.36 and CAD $59.23, respectively.

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Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will be a new issue of Securities with no established trading market and, accordingly, such Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

We may sell the Securities to underwriters or dealers purchasing as principal, directly to one or more purchasers pursuant to applicable statutory exemptions, or through underwriters, dealers or agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of such Securities, and will set out the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

To the extent permitted by applicable law, in connection with any underwritten offering of Securities, other than transactions that are deemed to be “at-the-market distributions” in accordance with National Instrument 44-102 – Shelf Distributions, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The offering of Securities may be subject to approval of certain Canadian legal matters on our behalf by Fasken Martineau DuMoulin LLP.

Leslie Abi-Karam, Debra Kelly-Ennis and Arun Nayar, directors of the Corporation, reside outside of Canada and have appointed the Corporation, 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6 as agent for services of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

Our head and registered office is at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6 and our executive office is at 96 Disco Road, Etobicoke, Ontario, Canada M9W 0A3.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “TFI International”, the “Corporation”, “we”, “us”, and “our” mean TFI International Inc. and its consolidated subsidiaries.

This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide prospective purchasers of such Securities with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, prospective purchasers of Securities should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

Prospective purchasers of Securities should rely only on the information contained in or incorporated by reference in this Prospectus or an applicable Prospectus Supplement. We have not authorized anyone to provide prospective purchasers of Securities with different or additional information and provide no assurance as to the reliability of any such information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. Prospective purchasers of Securities should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as our business, results of operations, financial condition and prospects may have changed since those dates. This Prospectus should not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone: (514) 331-4113 and are also available electronically at www.sedar.com. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, commonly known as “EDGAR”, and may be accessed at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus, except as specifically set forth herein.

The following documents filed with securities commissions or similar authorities in each of the provinces of Canada in which this Prospectus has been filed are incorporated by reference in and form an integral part of this Prospectus:

(a)	annual information form of the Corporation dated February 10, 2020 for the year ended December 31, 2019 (the “AIF”);

(b)

audited consolidated annual financial statements of the Corporation as at and for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2019;

(d)

unaudited condensed consolidated interim financial statements of the Corporation as at June 30, 2020 and for the three- and six-month periods ended June 30, 2020 and June 30, 2019, together with the notes thereto;

(e)	management’s discussion and analysis of the Corporation for the three- and six-month periods ended June 30, 2020;

(f)	management information circular of the Corporation dated March 9, 2020 for the annual meeting of shareholders held on April 21, 2020; and

(g)

material change report of the Corporation dated February 21, 2020 with respect to the closing of the Corporation’s marketed offering of Common Shares in the United States and Canada for gross proceeds of US $230,115,000.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Upon a new annual information form and annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements, accompanying management’s discussion and analysis, and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed to no longer be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed to no longer be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” within the meaning of applicable Canadian securities legislation, section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information may include, but is not limited to, information with respect to the Corporation’s objectives and the strategies to achieve these objectives, as well as information with respect to the Corporation’s beliefs, plans, expectations, anticipations, estimates, intentions, results, levels of activity, performance, goals and achievements. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.

The forward-looking information contained in this Prospectus, including the documents incorporated by reference herein, is provided for the purpose of assisting the reader in understanding the Corporation’s financial performance and prospects and to present management’s assessment of future plans and operations. The reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the Corporation operating in a highly-competitive, fragmented and regulated industry; the Corporation’s operations in the United States and Mexico; the Corporation being subject to changes in its general operating environment and to seasonality; the Corporation’s business being subject to general economic, credit, business and regulatory factors largely beyond its control; the risks arising from the COVID-19 pandemic or other similar outbreaks; changes in interest rates; significant fluctuations in relative currency values against the Canadian dollar; fluctuations in the price or availability of fuel or fuel surcharge collection; self-insurance by the Corporation for a significant portion of its claim exposure; any unionization efforts by the Corporation’s U.S. employees or changes in collective agreements with the Corporation’s Canadian employees; increases in compensation paid by the Corporation to drivers or difficulties in the Corporation attracting and retaining qualified drivers; the engagement by the Corporation of independent contractors; future acquisitions by the Corporation or any failure by the Corporation to effect future acquisitions; integration by the Corporation of acquired businesses; absence of substantial growth in the future; compliance with environmental laws and regulations; liabilities for environmental contamination; management and key personnel turnover and failure by the Corporation to attract and retain qualified management and key personnel; dependence by the Corporation on services of third-party capacity providers and service instability from these providers; limits on the Corporation’s flexibility resulting from existing and future indebtedness; the Corporation’s significant ongoing capital requirements; increased prices for, and decreased availability of, new revenue equipment; future use of autonomous tractors; difficulty in the Corporation obtaining goods and services from its various vendors and suppliers; reduction or elimination of use of the Corporation’s services by its customers; the negative impact of financial difficulties encountered by the Corporation’s customers; the need for additional financing by the Corporation; the Corporation’s dependence on systems, networks and other information technology (and the data contained therein); litigation against the Corporation; failure by the Corporation to maintain an effective system of internal control over financial reporting; market reaction to the announcement by the Corporation of potential material transactions; variances in future payments of dividends and share repurchases by the Corporation; there being no existing trading market for Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units; Debt Securities may be unsecured debt of the Corporation; and the Corporation’s management will have certain discretion concerning the use of proceeds, as well as other risk factors identified under “Risk Factors”. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors should be considered carefully. There may be other risk factors not currently known to the Corporation or that the Corporation currently believes are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein. If any of these risks materializes, or if any of the Corporation’s assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein.

Although the forward-looking information contained in this Prospectus, including the documents incorporated by reference herein, is based upon what the Corporation believes are reasonable assumptions in light of information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information include, without limitation, the absence of material adverse consequences resulting from negative economic conditions, the ability of the Corporation to recruit, train and retain qualified drivers and to retain its major customers, the ability of the Corporation to recover costs associated with fuel price variations from its customers, the ability of the Corporation to comply with environmental laws and regulations at reasonable maintenance costs and capital expenditures and the absence of major changes in environmental laws and regulations having a material adverse effect upon the Corporation, the ability of the Corporation to successfully integrate acquired businesses, the absence of materially adverse claims and litigation and related adverse publicity, and the ability of the Corporation to obtain sufficient insurance coverage at reasonable costs, to limit currency exchange losses, to borrow money at reasonable interest rates and to limit losses related to trade account receivables.

Consequently, all of the forward-looking information contained in this Prospectus, including the documents incorporated by reference herein, is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. The Corporation does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking information contained in this Prospectus is made as of the date hereof.

NON-IFRS MEASURES

The information presented in this Prospectus, including certain documents incorporated by reference herein, includes non-IFRS measures such as “adjusted earnings per share (adjusted “EPS”) – basic”, “adjusted EPS from continuing operations – basic”, “adjusted EPS from continuing operations – diluted”, “adjusted EPS – diluted”, “adjusted EBITDA”, “adjusted EBITDA from continuing operations”, “adjusted EBITDA margin”, “adjusted EBITDA margin from continuing operations”, “adjusted net income”, “adjusted net income from continuing operations”, “adjusted operating ratio”, “adjusted operating ratio from continuing operations”, “free cash flow conversion”, “free cash flow conversion from continuing operations”, “free cash flow from continuing operations”, “operating margin from continuing operations”, “segmented adjusted EBITDA” and “segmented adjusted EBITDA from continuing operations”, that are used by the Corporation as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS or U.S. generally accepted accounting principles and the Corporation’s computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. The Corporation believes these measures may be useful supplemental information to assist investors in assessing its operational performance and its ability to generate cash through operations. The non-IFRS measures also provide investors with insight into the Corporation’s decision making as it uses these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, Canadian securities regulations and policies require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. Such information is presented in the sections dealing with these financial measures in the documents incorporated by reference herein, including our management’s discussion and analysis for the three- and six-month periods ended June 30, 2020. See “Documents Incorporated by Reference” above.

Non-IFRS measures are not audited. They have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using non-IFRS measures.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in Canadian dollars. All references to “CAD $” or “Canadian dollars” included or incorporated by reference in this Prospectus refer to Canadian dollar values while references to “US $” are to U.S. dollars. On August 10, 2020, the daily exchange rate as quoted by the Bank of Canada was CAD $1.00 = US $0.7488.

ENFORCEMENT OF CIVIL LIABILITIES

TFI International is a corporation incorporated under and governed by the Canada Business Corporations Act. Most of the Corporation’s directors and officers reside in Canada, and the majority of the Corporation’s assets and all or a substantial portion of the assets of these persons are located outside the United States.

Directors of the Corporation residing outside of Canada have appointed the Corporation as agent for service of process at the following address: 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of the directors referred to above. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

TFI International filed with the SEC, concurrently with the Registration Statement of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed Corporation Service Company, 251 Little Falls Drive, County of New Castle, Wilmington, DE U.S.A. 19808 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving TFI International in a United States court arising out of or related to or concerning the offering of securities under this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

TFI International is subject to the full information requirements of the securities commissions or similar regulatory authorities in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that TFI International files with the Canadian provincial securities commissions or similar regulatory authorities. These filings are also electronically available on SEDAR at www.sedar.com. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this Prospectus.

TFI International has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms part. This Prospectus does not contain all of the information set out in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

TFI International is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act. As a “foreign private issuer”, TFI International is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and TFI International’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in section 16 of the U.S. Exchange Act. TFI International’s reports and other information filed or furnished with or to the SEC are available on EDGAR at www.sec.gov as well as from commercial document retrieval services.

THE CORPORATION

The Corporation was incorporated on March 28, 2008 under the Canada Business Corporations Act under the name TransForce Inc. The Corporation obtained Articles of Amendment on December 23, 2016 to change its corporate name to TFI International Inc. The head and registered office of the Corporation is at 8801 Trans-Canada Hwy., Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6 and its executive office is at 96 Disco Road, Etobicoke, Ontario, Canada M9W 0A3.

The Corporation was incorporated for the purpose of acquiring all of the issued and outstanding units of TransForce Income Fund (the “Fund”) and “tracking share units” of TFI Holdings Inc., an indirect subsidiary of the Fund, pursuant to a plan of arrangement under which the Fund was converted into the Corporation. The Corporation, through its subsidiaries, now operates the transportation business formerly operated under the Fund, and the former unitholders of the Fund continue to own, to the extent they have remained shareholders of the Corporation, an economic interest in the business formerly operated by the Fund.

The Fund resulted from the conversion on September 30, 2002 of TransForce Inc. (“TransForce”), a corporation incorporated on April 30, 1985 pursuant to the Companies Act (Québec), into an income trust. Immediately following the conversion, the Fund, through its subsidiaries, continued to operate the transportation business of TransForce, and the former shareholders of TransForce continued to own, through the Fund, an economic interest in the business of TransForce.

TransForce was incorporated under the name 2320-2351 Québec Inc. Its Articles were amended on October 9, 1985, October 1, 1986, July 22, 1987, October 19, 1987, March 4, 1988, July 5, 1989 and May 30, 1995, in each case changing its share capital. The Articles were also amended on October 1, 1986 to change the corporate name to Groupe Cabano d’Anjou Inc. and on August 7, 1987 to change the corporate name to Cabano Expeditex Inc. On October 19, 1987, Cabano Expeditex Inc. amalgamated with Location Speribel Inc. The Articles were subsequently amended on December 4, 1990 to change the corporate name to Groupe Transport Cabano Inc./Cabano Transportation Group Inc., on May 30, 1995 to change the corporate name to Cabano-Kingsway Inc. and on April 23, 1999 to change the corporate name to TransForce Inc.

The Corporation has numerous direct and indirect subsidiaries. See the section entitled “Organizational Structure” at pages 4 to 5, inclusively, of the AIF. Unless otherwise indicated therein, each of the entities is wholly-owned, directly or indirectly, by the Corporation.

BUSINESS OF THE CORPORATION

The Corporation is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. The Corporation creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments: (i) Truckload (“TL”); (ii) Logistics; (iii) Less-Than-Truckload (“LTL”); (iv) Package and Courier. Through internal growth and acquisitions, the Corporation has significantly increased its geographic scope.

The TL segment provides full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. The TL segment includes expedited transportation, flatbed, tank, container and dedicated services as well as TL brokerage. The Logistics segment provides a wide range of asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small parcel delivery. The LTL segment provides pickup, consolidation, transport and delivery of smaller loads, with a focus on major cities, cross-border, high-density regions and technology-based solutions designed to enhance value. The LTL segment is composed of asset-based over-the-road operations and asset-light intermodal services. The Package and Courier segment offers pickup, transport and delivery of items across North America.

The Corporation has, to its knowledge, the largest trucking fleet in Canada and also has a significant presence in the United States. As at June 30, 2020, the Corporation had 7,477 tractors, 24,867 trailers and 10,460 independent contractors.

The Corporation has a diverse base of clients operating across a broad cross-section of industries. In the last several years, the Corporation concluded strategic alliances with other transport companies in North America, in order to offer its customers a network extending across Canada and the United States.

As at June 30, 2020, the Corporation had 16,564 employees working in its different business segments across North America.

For further information regarding the Corporation and its subsidiaries and their respective business activities, see the AIF and the other documents incorporated by reference herein.

RISK FACTORS

An investment in the Securities is subject to various risks, including those risks inherent to our business. Prospective purchasers of Securities should carefully consider the risk factors contained in the documents incorporated by reference in this Prospectus (including subsequently-filed documents incorporated herein by reference) including in the risk factors section contained in our most recent AIF and our most recently-filed annual management’s discussion and analysis and those described in any Prospectus Supplement relating to a specific offering of Securities. The risks and uncertainties described therein are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or deem immaterial, may adversely affect our business, financial condition or results of operations. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. In addition, the following risk factors relate to the Securities qualified by this Prospectus.

There is no existing trading market for Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units and there can be no assurance that a liquid market will develop or be maintained.

There is no existing trading market for Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (or at all). The Corporation may not list Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units on any securities or stock exchange.

Debt Securities may be unsecured debt of the Corporation.

Debt Securities may be unsecured debt of the Corporation and may rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Debt Securities may be subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In that event, a holder of unsecured Debt Securities may not be able to recover any principal or interest due to it under such Debt Securities.

Our management will have certain discretion concerning the use of proceeds.

The Corporation’s management will have certain discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the net proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities will be the issue price thereof less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives that we wish to accomplish with such proceeds will be set out in the applicable Prospectus Supplement. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set out in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our financial statements for the quarter ended June 30, 2020 which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided, as required, in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUME

Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As of the date hereof, there are 88,257,849 Common Shares and no Preferred Shares issued and outstanding.

DESCRIPTION OF COMMON SHARES

The Common Shares entitle the holders thereof to one vote per share. The holders of the Common Shares are entitled to receive any dividend declared by the Corporation on the Common Shares. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive the remaining property of the Corporation upon its dissolution, liquidation or winding-up.

DESCRIPTION OF PREFERRED SHARES

The Preferred Shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the directors, which shall determine the designation, rights, privileges, conditions and restrictions to be attached to the Preferred Shares of such series. There are no voting rights attached to the Preferred Shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders, the holders of the Preferred Shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the Preferred Shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid and no more. The Preferred Shares of each series are also entitled to such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to their respective series authorized to be issued. The Preferred Shares of each series shall be on a parity basis with the Preferred Shares of every other series with respect to payment of dividends and return of capital.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Subscription Receipts outstanding.

Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the “Escrow Agent”). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts are a security of ours that will entitle the holders to receive Common Shares or other Securities or combination of Securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, all or a portion of the subscription proceeds for the Subscription Receipts are held in escrow by the Escrow Agent, pending the satisfaction of the conditions. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are entitled to receive Common Shares or other Securities only upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or, upon the occurrence of certain events as specified in an applicable Prospectus Supplement, to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscription Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts offered; (ii) the price, including the currency, at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exchange or conversion of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security; (vi) the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Subscription Receipts which are exchangeable for other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

DESCRIPTION OF WARRANTS

Warrants may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Warrants outstanding.

Warrants may be issued under a separate Warrant agreement or indenture. The applicable Prospectus Supplement will include details of the agreement or indenture pursuant to which such Warrants will be created and issued. A copy of any such Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada and United States, as applicable, after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Warrants offered under any Prospectus Supplement, and the extent to which the general terms of the Warrants described in this Prospectus may apply to those Warrants, will be described in the applicable Prospectus Supplement filed in respect of the Warrants. This description will include, where applicable: (i) the number of Warrants offered; (ii) the price, including the currency, at which the Warrants will be offered; (iii) the terms, conditions and procedures for the exercise of Warrants for Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exercise of each Warrant; (v) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security; (vi) the terms applicable to the gross proceeds from the sale of such Warrants; and (vii) any other material terms and conditions of the Warrants.

The preceding description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Warrant agreement or indenture relating to such Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Warrants which are exercisable to purchase other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exercise of the Warrants until the issuance of those securities in accordance with the terms of the Warrants.

DESCRIPTION OF DEBT SECURITIES

The following sets out certain general terms and provisions of Debt Securities. The particular terms and provisions of any Debt Securities offered, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in a Prospectus Supplement.

Debt Securities will be direct secured or unsecured obligations of the Corporation as described in the applicable Prospectus Supplement. Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of the Corporation (except for unsecured and unsubordinated indebtedness preferred by mandatory provisions of law). The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of the Corporation.

Debt Securities will be issued under one or more indentures (each a “Debt Indenture”) between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. The Debt Indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement. To the extent applicable, the Debt Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Debt Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The statements made hereunder relating to any Debt Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture.

Each Debt Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. The applicable Prospectus Supplement will contain the terms and other information with respect to the Debt Securities being offered thereby, which may include the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(c)	any applicable subordination provisions;

(d)	the offering price or the percentage of the principal amount or discount at which such Debt Securities will be issued;

(e)	the date or dates on which such Debt Securities will mature;

(f)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such interest rates (if any);

(g)	the dates on which any such interest will be payable and the record dates for such payments;

(h)	the name of the trustee under the Debt Indenture pursuant to which the Debt Securities are to be issued;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium (if any) and interest (if any) will be payable;

(l)	any sinking fund provisions;

(m)	whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

(n)	the identity of the depositary for global securities;

(o)

whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

(p)

the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global Debt Security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

(q)	the securities or stock exchange(s) on which such series of Debt Securities will be listed, if any;

(r)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the Debt Indenture;

(s)	any right of the trustee or the holders to declare the principal, premium (if any) and interest (if any) with respect to such series of Debt Securities to be due and payable;

(t)	the governing law of such Debt Securities and Debt Indenture;

(u)	any provisions relating to any security provided for such Debt Securities;

(v)	any exchange or conversion terms; and

(w)	any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

The Debt Securities may, at our option, be issued in fully registered certificated form or in “book-entry only” form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the trustee for such Debt Securities.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The preceding description and any description of Debt Securities in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Debt Indenture relating to such Debt Securities.

In the case of Debt Securities which are convertible into other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the conversion of the Debt Securities until the issuance of those securities in accordance with the terms of the Debt Securities and Debt Indenture.

DESCRIPTION OF UNITS

The Corporation may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder. As at the date of this Prospectus, the Corporation has no Units outstanding.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be issued; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (x) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

OTHER MATTERS RELATING TO THE SECURITIES

General

The Securities may be issued in fully-registered certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agents and registrars or the applicable trustee.

Book-Entry Only Form

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agents and registrars and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security held in book-entry only form or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption amount, dividend or interest (as applicable) due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder of a Security held in book-entry only form that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interest of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

We may sell the Securities: (i) to underwriters or dealers purchasing as principal; (ii) directly to one or more purchasers; or (iii) through underwriters, dealers or agents, in all cases for cash or other consideration. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Prospectus Supplement relating to a particular offering of Securities will also set out the terms of the offering of the Securities including, to the extent applicable: (i) the name or names of any underwriters, dealers or agents; (ii) any fees, discounts, commissions or other compensation payable to such underwriters, dealers or agents in connection with the offering; (iii) a description of services to be provided by underwriters, dealers or agents in relation to the offering; (iv) the method of distribution of the Securities; and (v) in the event the offering is a fixed-price distribution, the initial offering price and the proceeds that we will receive. The distribution of Securities may be effected from time to time in one or more transactions at fixed prices or at market prices prevailing at the time of sale, which prices may vary between purchasers and during the period of distribution of the Securities, including sales in transactions that are deemed to be “at-the-market distributions” in accordance with National Instrument 44-102 – Shelf Distributions (described below). Any public offering price and any discounts or concessions allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

The Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us or through underwriters, dealers or agents designated by us from time to time. Any underwriter, dealer or agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions or fees payable by us to that underwriter, dealer or agent will be set out, in the applicable Prospectus Supplement.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Underwriters, dealers or agents may make sales in privately-negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, as defined under applicable Canadian securities legislation, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The Corporation intends to submit an application with applicable Canadian securities regulatory authorities for exemptive relief if and when it determines to proceed with an “at-the-market distribution” in Canada. Such application will include the specific terms of the proposed “at-the-market distribution”. The Corporation will not complete an “at-the-market distribution” in Canada without first obtaining such exemptive relief.

Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will be a new issue of Securities with no established trading market, and unless otherwise specified in the applicable Prospectus Supplement, such Securities will not be listed on any securities or stock exchange. There is no market through which Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units, and the extent of issuer regulation. See “Risk Factors”. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities nor as to the liquidity of the trading market, if any, for such Securities.

This Prospectus does not qualify any securities that would be “specified derivatives” as defined in National Instrument 44-102 – Shelf Distributions.

CERTAIN INCOME TAX CONSIDERATIONS

Applicable Prospectus Supplements may describe certain Canadian and United States federal income tax consequences generally applicable to investors arising from purchasing, holding, and disposing of Securities. However, prospective purchasers of Securities are cautioned and advised to consult with their own independent tax advisors and legal counsel as necessary prior to purchasing Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain Canadian and United States legal matters relating to the offering of such Securities will be passed upon for us by Fasken Martineau DuMoulin LLP as to matters relating to Canadian law and by Scudder Law Firm, P.C., L.L.O. as to matters relating to United States law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

INTEREST OF EXPERTS

Except as set out below or in a Prospectus Supplement relating to an offering of Securities, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus or an amendment to this Prospectus, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company (excluding the auditors of businesses acquired by us).

KPMG LLP is the auditor of the Corporation. KPMG LLP has confirmed that it is independent within the meaning of the Code of ethics of chartered professional accountants (Québec).

TRANSFER AGENTS

The transfer agents and registrars for the Common Shares are Computershare Trust Company of Canada at its offices in Toronto, Ontario and Montreal, Québec and Computershare Trust Company, N.A. at its principal offices in Canton, Massachusetts.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from TFI International’s directors and officers, as applicable; (iii) the consent of KPMG LLP; and (iv)  the form of indenture relating to Debt Securities that may be issued under this Prospectus.

PURCHASERS’ STATUTORY RIGHTS

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission, or in some jurisdictions, revisions of the price or damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

PURCHASERS’ CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Subscription Receipts, Warrants or convertible Debt Securities (or Units comprised of any such Securities) will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, as well as the amount paid for the original Security, upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Subscription Receipts, Warrants or convertible Debt Securities (or Units comprised of any such Securities), as the case may be, under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Subscription Receipts, Warrants or convertible Debt Securities (or Units comprised of any such Securities), as the case may be, under this Prospectus.

Original purchasers of Subscription Receipts, Warrants or convertible Debt Securities (or Units comprised of any such Securities) are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: August 11, 2020

This amended and restated short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(signed) Alain Bédard Chairman, President and Chief Executive Officer	(signed) David Saperstein Chief Financial Officer

On behalf of the Board of Directors

(signed) André Bérard Director	(signed) Arun Nayar Director

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